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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                          Peak International Limited
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G69586108
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                                (CUSIP Number)

                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                          San Diego, California 92121
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 12, 2008
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  G69586108
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monarch Activist Partners LP
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        WC

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY           8     823,722
    EACH
 REPORTING           ==========================================================
   PERSON                  SOLE DISPOSITIVE POWER
    WITH             9     0

                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    823,722

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       823,722

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       6.63%(1)

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

---------------------------------

         (1) Based upon 12,423,306 shares of the Issuer's common stock issued and outstanding as of February 6, 2008, as reported on the Issuer's Form 10-Q for the quarter ended December 31, 2007.



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CUSIP No.  G69586108
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick Capital Management LLC
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        OO

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY           8     823,722
    EACH
 REPORTING           ==========================================================
   PERSON                  SOLE DISPOSITIVE POWER
    WITH             9     0

                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    823,722

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       823,722

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       6.63%(1)

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

---------------------------------

         (1) Based upon 12,423,306 shares of the Issuer's common stock issued and outstanding as of February 6, 2008, as reported on the Issuer's Form 10-Q for the quarter ended December 31, 2007.


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                                 SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

         This Schedule 13D relates to the common shares of Peak International Limited ("PEAK"). The principal executive offices of PEAK are located at Flat E & F, 19/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.

ITEM 2.           IDENTITY AND BACKGROUND:

         (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts.

         As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, CCM and Monarch have agreed to act together with SKIRITAI Capital LLC ("SKIRITAI") and the Ancora Group to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group's nominees. CCM, SKIRITAI and the Ancora Group have an arrangement to share the costs of calling the special meeting and soliciting proxies in connection with the special meeting.

         SKIRITAI Capital LLC, a Delaware limited liability company, is the general partner of the Leonidas Opportunity Fund L.P., a California limited partnership ("LOF"), and the investment manager of the Leonidas Opportunity Offshore Fund Ltd., a Cayman Island exempted company with limited liability ("LOOF"). Mr. Russell Silvestri and Mr. Lyron Bentovim are both Managing Directors of SKIRITAI.

         The Ancora Group consists of the following persons: Ancora Capital, Inc., an Ohio corporation ("ACI"); Ancora Securities Inc, a Nevada corporation ("ASI"); Ancora Advisors LLC, a Nevada limited liability company ("AAL"); Ancora Trust, the master trust for the Ancora Mutual Funds ("A Trust"); Ancora Foundation, a private foundation incorporated in the state of Ohio ("A Foundation"), and; Merlin Partners, a Delaware limited partnership ("Merlin"). ASI is a wholly-owned subsidiary of ACI. Mr. Richard Barone is the controlling shareholder of ACI, is the Chairman and a portfolio manager of AAL, owns approximately 15% of Merlin, and is Chairman of and has an ownership interest in the various Ancora Mutual Funds. John Micklitsch is a Vice President of AAL. AAL is the general partner of Merlin.

         (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

         (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

         (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree

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or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

         Please see the Schedule 13D, Amendment No. 3, with respect to ownership of common stock of PEAK filed by SKIRITAI on March 12, 2008 (the "SKIRITAI 13D") for a description of the principal business, address and organization of SKIRITAI and its affiliates.

         Please see the Schedule 13D, Amendment No. 1, with respect to ownership of common stock of PEAK filed by ACI on March 12, 2008 (the "Ancora 13D") for a description of the principal business, address and organization of ACI and its affiliates.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The source of funds for the purchases of the 823,722 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $2,317,801.70.

         Please see the SKIRITAI 13D for a description of SKIRITAI's ownership of PEAK shares and the source of funds for acquiring such shares. According to the SKIRITAI 13D, LOF owns of record and/or beneficially approximately 2,386,369 PEAK shares and LOOF owns of record and/or beneficially approximately 85,763 PEAK shares.

         Please see the Ancora 13D for a description of the Ancora Group's ownership of PEAK shares and the source of funds for acquiring such shares. According to the Ancora 13D, the Ancora Group owns of record and/or beneficially approximately 648,876 PEAK shares.

ITEM 4.           PURPOSE OF TRANSACTION:

         The filing persons believe that PEAK's stock price is significantly undervalued and intend to communicate with management in order to explore measures to enhance shareholder value. The filing persons may acquire additional shares either individually or jointly.

         As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, CCM and Monarch have agreed to act together with SKIRITAI and the Ancora Group to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group's nominees.

         On March 12, 2008, Monarch and the Ancora Group submitted a letter to the Board of Directors of the Issuer. This letter is appended hereto as
Exhibit 1.

         Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

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         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) This statement relates to 823,722 shares held by Monarch. Based on PEAK's Form 10-Q for the quarter ended December 31, 2007, 12,423,306 shares were outstanding as of February 6, 2008. Therefore, the 823,722 shares reported on this Schedule 13D represent 6.63% of PEAK's outstanding shares.

         (b) CCM and Monarch share voting and dispositive power over the 823,722 shares held by Monarch.

         (c) During the past 60 days, Monarch acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

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          DATE OF ACQUISITION    NO. OF SHARES ACQUIRED    PRICE PER SHARE
          -------------------    ----------------------    ---------------
               1/11/2008                          2,400              $2.079
               1/15/2008                            200               2.155
               1/23/2008                          1,070               2.020
               1/31/2008                         20,805               1.966
                2/1/2008                          4,100               1.933
                                          TOTAL  28,575           51,420.33

         (d) Not applicable.

         (e) Not applicable.

         Please see the SKIRITAI 13D for a description of SKIRITAI's ownership of PEAK shares and the interests of each of its affiliates in such shares.

         Please see the Ancora 13D for a description of the Ancora Group's ownership of PEAK shares and the interests of each of its affiliates in such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The 823,722 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

         As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, CCM and Monarch have agreed to act together with SKIRITAI and the Ancora Group to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group's nominees. CCM, SKIRITAI and the Ancora Group have an arrangement to share the costs of calling the special meeting and soliciting proxies in connection with the special meeting.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

                  Exhibit Number    Description
                  --------------    -----------

                        1 Letter dated March 12, 2008, from James Chadwick, Managing Partner of Monarch Activist Partners LP, and Richard Barone, Chairman of Ancora Advisors, LLC, to the Board of Directors of Peak International Ltd.



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                                   EXHIBIT 1

March 12, 2008


Sent via email
--------------


Board of Directors
Peak International LTD.
Flat E&F 19th Floor CDW Building
388 Castle Peak Road
Tsuen Wan, Hong Kong


Board of Directors:

Monarch Activist Partners (Monarch) and Ancora Capital (Ancora) are both significant shareholders of Peak International (PEAK), each owning more than 5% of the company. As evidenced by this 13D filing, a group has been formed with the company's largest shareholder (and director) Skiritai Capital. Both Ancora and Monarch have individually articulated their concerns about the strategic direction of the company, but have now lost faith in the board's ability to exercise responsible business judgment and fulfill its fiduciary responsibilities.

As significant investors we are growing increasingly alarmed by the communication we are receiving from the company. In a letter to Monarch dated February 2, 2008, Peak director Christine Russell wrote:

"At the same time we are also exploring ways to grow the top line through both organic and inorganic means.".... "Dean (Peak's CEO) also remarked in the call
(3rd quarter conference call) that he believes the industry needs to be
                                                   --------------------
consolidated. To that end we are keenly interested in, and from time to time
------------
review, any opportunities, both buy or sell, that could enhance shareholder value."

In addition, Monarch's Managing Partner James Chadwick has spoken to Ms. Russell and she mentioned the possibility of driving value to Peak's shareholders through acquiring other companies and consolidating the
                     -----------------------------------------------
fragmented industry.
-------------------

It is unconscionable that any Board member could speak about acquisitions when the CEO (as of the last investor call) had not even presented a turn-around plan to the Board to stem the company's dismal operating performance and cash bleeding. As a responsible fiduciary you would expect a plan to be on its way to execution by the time of an investor call that reports a continuing decline in the business. However, in Peak's case a plan had not even been delivered to the Board (according to Dean Personne's statement) despite several quarters of lost revenue and a declining cash position. The Board as characterized by Ms. Russell's statement not only lacks a sense of urgency, but is completely misguided in thinking that the current operators who have failed to deliver results for Peak shareholders should be in any position to consolidate companies into Peak.

Ms. Russell is a CFO of a public company (Virage Logic Corporation, ticker "VIRL"), however her statement suggests she may need to revisit Finance 101. Peak trades at 0.3x book value and nearly a negative enterprise value, making its equity useless as currency for an acquisition. If she intends to use the only attractive asset the company has, its cash, for acquisitions then she would not only eliminate the single stellar attribute of the company, but take away a valuable resource often required in turnarounds. We are astounded by her lack of ability to apply basic financial principles to PEAK's current predicament.. The fact that she as a Board member isn't solely focused on turn-around efforts is truly scary and speaks to how misguided the Board is in setting strategic direction.

Since the Board appears to have appointed Ms. Russell as their spokesperson, we can only assume her views represent that of the rest of the Board (except for Mr. Silvestri). By failing to act quarter after quarter to right the business and instead speak of acquisitions as if the company were operating in some other universe, we have come to the firm conclusion that the Board is not in the least concerned about

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protecting shareholder value. By failing to right size the business and cut costs to mitigate the company's cash burn we believe that the Board members are in breach of their fiduciary responsibilities and need to step down immediately.

As the current Board appears to be unwilling to step down we are seeking to replace the existing Board, except for Russ Silvestri, with new directors who represent significant shareholders and will do right by the vast majority of Peak's investors. We hope the current Board will not opt to go forward in a protracted battle as it has done enough to erode value. It is time for individuals with a stake in the company's future to have a say in how it operates. We have already spoken to and identified shareholders who represent what we believe to be 40-45% (including ourselves and Skiratai) of the Company's outstanding shares who would vote for our proposals. We believe that a proxy solicitation will easily put us over the 50% level needed to remove the current Board members and replace them with our nominees. Therefore, any action taken by the current Board to oppose us and block our efforts will simply be self-serving entrenchment. All of the current directors face continuing embarrassment as a result of their inaction and the prospect of looming litigation should the current Board fail to turn the company around.

We hope you give this letter careful deliberation and for once in your tenures as directors do the right thing and let the company's owners take the helm as fiduciaries.

Sincerely,

/s/ James Chadwick

James Chadwick
Managing Partner
Monarch Activist Partners LP



/s/ Richard Barone

Richard Barone
Chairman
Ancora Advisors, LLC




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 12, 2008


                                       CHADWICK CAPITAL MANAGEMENT LLC


                                       By:  /s/ James M. Chadwick
                                           -----------------------------------
                                             James M. Chadwick, Manager

                                       MONARCH ACTIVIST PARTNERS LP

                                       By: Chadwick Capital Management LLC,
                                           its General Partner


                                       By:  /s/ James M. Chadwick
                                           -----------------------------------
                                             James M. Chadwick, Manager